December 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong

Julie Sherman

Re:	Butterfly Network, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-39292

Ladies and Gentlemen:

On behalf of Butterfly Network, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated December 5, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Annual Report on Form 10-K (the “2021 10-K”).

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 73Annual Report on Form 10-K

1.	We reference adjustments in multiple periods to arrive at non-GAAP financial measures characterized as non-recurring, such as the warranty liability, loss on purchase commitments, and inventory write-downs. We also note your disclosure on page F-36 that "the Company enters into inventory purchase commitments with third-party manufacturers in the ordinary course of business...… Please revise your disclosures in future filings to only characterize those adjustments as non-recurring that are not in the ordinary course or business or have not occurred in multiple periods and/or are not reasonably likely to recur within two years. Refer to the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment 1:

The Company advises the Staff that it will remove the non-recurring categorization for losses on purchase commitments and inventory write-downs from its non-GAAP financial measures in future filings. Any future adjustments categorized as non-recurring in the Company’s non-GAAP financial measures will be limited to those that have not occurred in multiple periods and/or are not reasonably likely to recur within two years.

Research and Development, page 78

2.	We note your research and development expenses consisted of several type of expenses. In future filings, please revise to provide more detail for your research and development expenses, including but not limited to the nature or type of these expenses.

Response to Comment 2:

The Company advises the Staff that future filings will include an expanded level of detail in the Results of Operations section of Management’s Discussion and Analysis for research and development expenses. Please see the updated disclosure, in bold, using our Form 10-K filed on February 28, 2022 to illustrate how the Company plans to discuss this information in future filings:

Research and development expenses increased by $24.7 million, or 49.7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was primarily driven by our continued investment in improving our chip technology, enhancing our artificial intelligence capabilities, and advancing our software applications, resulting in increased spend on personnel, professional services and software to expand our overall product development capabilities and resources. Personnel costs increased by $19.8 million as we increased headcount, primarily comprised of increases in salaries and bonuses of $14.2 million and stock-based compensation expenses of $4.8 million. Additionally, professional service fees increased by $3.5 million, primarily due to increases in fees for product development consulting and outsourcing services, and costs of software for use in research and development activities increased by $1.2 million, due to new tools being implemented to enhance productivity and purchases of additional licenses to support the higher headcount.

Financial Statements, page F-1

3.	We see from page 17 that you have entered into an Exclusive Agreement with the Board of Trustees of the Leland Stanford Junior University to license certain technology under which you are required to pay Stanford low single-digit royalties on all net sales of products that use the licensed technology and annual license maintenance fees, and the agreement outlines certain milestones to be met in connection with the development and sales of these products. Please tell us the significance of this agreement, including the fees and royalties that were paid in fiscal 2020 and 2021 under this agreement, any milestones that have been met and any that are expected to be met. If material, revise future filings to disclose the significant terms in a footnote to your financial statements.

Response to Comment 3:

The Company advises the Staff that the Stanford royalty fees amounted to $0.3 million and $0.9 million, constituting less than 0.01% and approximately 1.9% of the Company’s total cost of sales, in fiscal 2020 and 2021, respectively.  Based upon these metrics, the Company does not consider the Stanford royalty fees to be material enough for more robust disclosure in its financial statement footnotes. Furthermore, as the Stanford royalty fees are primarily based on a fixed percentage for some of its product revenue, the Company does not expect such fees to become more material to its financial statements in the future. The Company further advises the Staff that the milestones under the Stanford license were met when the Company commercialized its iQ+ product in fiscal 2020 and no additional key future milestones remain open.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (610) 316-5250.

Very truly yours,

/s/ Heather C. Getz, CPA
Heather C. Getz, CPA
Executive Vice President and Chief Financial Officer